Exhibit 99.1

CytoMed Therapeutics Secures Non-Dilutive Investment for Subsidiary LongevityBank from ICH Capital and Updates on New China Strategy

Singapore, Singapore – (November 6, 2025) – CytoMed Therapeutics Limited (NASDAQ: GDTC) (“CytoMed” or “Company”), a Singapore-based clinical stage biopharmaceutical company focused on harnessing its proprietary technologies to develop novel affordable donor-derived cell-based immunotherapies for the treatment of a broad range of cancers, including both blood and solid tumours, announced today that it secures non-dilutive investment for its subsidiary, LongevityBank Pte Ltd (“LongevityBank”) from ICH Capital Pte Ltd (“ICH Capital”).

Following the announcement dated August 28, 2025, the strategic vision is for LongevityBank to focus on autologous (using one’s own blood, cells and/or tissues) therapies leveraging its personalized cellular banking services while parent company, CytoMed focuses on donor blood-derived allogeneic (using donated blood, cells and/or tissues) therapies which already has an approved IND Phase I clinical trial ongoing in Singapore and a Phase II Investigator-Initiated Trial (IIT) in India. Allogeneic therapies have the advantage of treatment speed, accessibility and cost-effectiveness. Autologous therapies are less likely to be rejected by one’s own immune system and are better tolerated with higher acceptance level by the immune systems of patients albeit more costly than allogeneic therapies.

CytoMed is pleased to announce ICH Capital has agreed to invest up to US$500,000 for a 10.0% post-money stake in LongevityBank. Founded in 2001, ICH Capital is a well-known Singapore-based investment firm that provides cross-border wealth and asset management solutions for ultra-high net worth individuals and institutions across Asia-Pacific.

ICH Capital’s Chairman Vincent Toe remarked “Through LongevityBank, a strategic new subsidiary of CytoMed, ICH Capital gains relevant exposure into the end-to-end solutions of cell banking and autologous cell therapies. We believe this is the future of healthcare and LongevityBank is well positioned to be a leading player in Southeast Asia.”

To capitalize on rapidly growing medical tourism in low cost-Southeast Asia and to prepare for positive regulatory changes, we are exploring with potential investors and authorities on setting up a joint venture cancer care centre offering both conventional cancer treatments and the new cell therapy modalities. Interested investors are welcome to contact us. We are also exploring the possibility of offering free access to our clinical trial participation to our shareholders and their spouses who have no alternative treatment options, subject to relevant doctors’ approval.

Other updates

China’s State Council Decree No. 818 released on October 10, 2025 establishes a definitive regulatory pathway from clinical research to reimbursable clinical application for cell therapies. The key distinction is that these therapies are to be regulated as biotechnological medical procedures under a ‘clinical study to clinical application’ pathway within the health system, rather than following the traditional drug registration process. “This approach creates a mechanism for approved therapies to be incorporated into medical service pricing systems, providing a tailored and timely opportunity for CytoMed to introduce its patented, off-the-shelf allogeneic gamma delta T cell platform to China.” stated Peter Choo the Chairman of CytoMed.

CytoMed is in discussion with multiple Chinese companies to jointly develop and commercialize a new method using non-cellular cytokines to manufacture donor-derived unmodified allogeneic gamma delta T cells in China at low cost.

CytoMed’s proprietary gamma delta T cell technology and the associated chimeric antigen receptor gamma delta T cell (CAR-γδ T cell) technology have been granted a patent by the China National Intellectual Property Administration (CNIPA). The Company is conducting an Investigational New Drug (IND) first-in-human Phase I clinical trial in Singapore at the National University Hospital Singapore.

CytoMed Therapeutics Limited (CytoMed)

Incorporated in 2018, CytoMed was spun off from the Agency for Science, Technology and Research (A*STAR), Singapore’s leading research and development agency in the public sector. CytoMed is a clinical stage biopharmaceutical company focused on harnessing its licensed proprietary technologies, namely gamma delta T cell and iPSC-derived gamma delta Natural Killer T cell, to create novel cell-based allogeneic immunotherapies for the treatment of various human cancers. The development of novel technologies has been inspired by the clinical success of existing CAR-T therapies in treating haematological malignancies, as well as the current clinical limitations and commercial challenges in extrapolating the CAR-T principle into the treatment of solid tumours. For more information, please visit www.cytomed.sg and follow us on Twitter (“X”) @CytomedSG, on LinkedIn, and Facebook.

Forward Looking Statements

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s plans to develop and commercialize its product candidates; the initiation, timing, progress and results of the Company’s current and future pre-clinical studies and clinical trials and the Company’s R&D programs; the Company’s estimates regarding expenses, future revenue, capital requirements and needs for additional financing; the Company’s ability to successfully acquire or obtain licenses for additional product candidates on reasonable terms; the Company’s ability to establish and maintain collaborations and/or obtain additional funding and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward–looking statements to reflect events or circumstances that arise after the date hereof.

Contact:

CytoMed Therapeutics Limited

enquiry@cytomed.sg

Attention : Evelyn Tan, Chief Corporate Officer